Exhibit 99.2

THE TORONTO-DOMINION BANK

EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,

PREFERRED SHARES CLASSIFIED AS EQUITY, AND LIABILITIES FOR

PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS AND CAPITAL TRUST SECURITIES

FOR THE TWELVE MONTHS ENDED APRIL 30, 2023

TD Bank Group (“TD” or the “Bank”) dividend requirements on all its outstanding preferred shares and other equity instruments in respect of the twelve months ended April 30, 2023 and adjusted to a before-tax equivalent using an effective tax rate of 25.1% for the twelve months ended April 30, 2023, amounted to $594.1 million. The Bank’s interest and dividend requirements on all subordinated notes and debentures, preferred shares and liabilities for preferred shares and other equity instruments and capital trust securities, after adjustment for new issues and retirement, amounted to $1,007.6 million for the twelve months ended April 30, 2023. The Bank’s reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $17,972 million for the twelve months ended April 30, 2023, which was 17.8 times the Bank’s aggregate dividend and interest requirement for this period.

On an adjusted basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and other equity instruments and capital trust securities and income taxes for the twelve months ended April 30, 2023, was $18,630 million, which was 18.5 times the Bank’s aggregate dividend and interest requirement for this period.

The Bank’s prepares its interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e. reports results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and ratios used in this presentation are not defined under IFRS, and, therefore, may not be comparable to similar terms used by other issuers. See “How We Performed” and “Quarterly Results” sections of the Bank’s second quarter 2023 MD&A (available at www.td.com/investor and www.sedar.com), which are incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.